UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 March 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No:

 1.     Doc.re Pricing Supplement - dated 07 March 2005
 2.     Director Shareholding - dated 07 March 2005
 3.     Director Shareholding - dated 08 March 2005
 4.     Director Shareholding - dated 11 March 2005
 5.     Director Shareholding - dated 15 March 2005
 6.     Annual Report and Accounts - dated 21 March 2005
 7.     Annual Report and Accounts - dated 21 March 2005
 8.     Re: Notes etc - dated 21 March 2005
 9.     Directorate Change - dated 21 March 2005
10.     Director Shareholding - dated 22 March 2005
11.     Director Shareholding - dated 31 March 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 1st, 2005                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 1st, 2005                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

                      Barclays Bank PLC Doc re. Pricing Supplement

Issuer:                    Barclays Bank PLC
Series Number:             153
Description:               Floating Rate Notes due March 2010
Currency/Principal Amount: CZK 1,500,000,000
Issue Price:               100.00 per cent
Specified Denominations:   CZK 1,000,000
Issue Date:                8 March 2005
Maturity Date:             March 2010
ISIN:                      XS0213909335

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No. (0)20 7676 1000



Exhibit No.2




                                                                    7 March 2005

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 4 March 2005 that it had on 2 March 2005 exercised its discretion and purchased a total of 2,812,407 ordinary shares in Barclays PLC at a price of 570.55p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary Trust") notified the Company on 4 March 2005 that it had on 2 March 2005 exercised its discretion and purchased a total of 270,818 ordinary shares in Barclays PLC at a price of 570.55p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (PSP & ESOS) Employees' Benefit Trust (the "PSP & ESOS Trust") notified the Company on 7 March 2005 that it had on 1 March 2005 exercised its discretion and released a total of 31,980 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

4. The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the "PSP & ESOS Supplementary Trust") notified the Company on 7 March 2005 that it had on 1 March 2005 exercised its discretion and released a total of 2,016 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 151,440,275 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3


                                                                    8 March 2005

         Notification of directors' interests: Companies Act 1985 s.329


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust notified the Company on 7 March 2005 that it had on 7 March 2005 granted rights in the form of nil cost options to the directors of Barclays PLC listed below under the Barclays PLC Executive Share Award Scheme ("ESAS"), to acquire ordinary shares in Barclays PLC. The ESAS options are exercisable from grant until 25 February 2007 and have been granted over a proportion of the shares which were originally provisionally allocated by the trustee under ESAS on 25 February 2002 to the directors listed below.

    The number of shares under option includes an additional number of shares which have accrued in respect of dividends received by the trustee since February 2002. The total exercise price payable on any exercise of an ESAS option is GBP1.

    Director           Number of Shares Granted under Option to Directors
    Mr M W Barrett     67,159
    Mr J S Varley      30,293
    Mr G A Hoffman     17,782
    Mr N Kheraj        242,290
    Mr D L Roberts     17,782


2. The trustee of the Barclays Group Sharepurchase Plan informed the Company on 7 March 2005 that it had on 7 March 2005 purchased, and now held as bare trustee under the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 572.50p per share:

    Director         Number of Shares
    Mr J S Varley    22
    Mr G A Hoffman   22
    Mr D L Roberts   22

    The revised total shareholding for each director following these transactions is as follows:

    Director             Beneficial Holding         Non Beneficial
                                                        Holding
    Mr J S Varley        329,850                          -
    Mr G A Hoffman       167,923                          -
    Mr D L Roberts       63,390                           -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 151,440,275 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4

                                                                   11 March 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 10 March 2005 that it had on 7 March 2005 exercised its discretion and released a total of 13,714,370 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The shares were released following provisional allocations made by the trustee over Barclays PLC ordinary shares to participants in the ESAS. Of these shares, the following were released to directors of Barclays PLC:

Director        Shares released   Shares sold on        Price       Shares
                to directors      behalf of directors   per share   retained
                                  to meet tax and      (pence)      by directors
                                  national insurance
                                  liability

Mr JS Varley    35,930            14,754                565.29      21,176
Mr RWJ Davis    164,264           67,450                565.29      96,814
Mr GA Hoffman   17,966            7,378                 565.29      10,588
Mr DL Roberts   12,321            5,060                 565.29      7,261

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding

Mr JS Varley         351,026
Mr RWJ Davis         99,970
Mr GA Hoffman        178,511
Mr DL Roberts        70,651

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 137,725,905 ordinary shares in Barclays PLC. Matthew W. Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 5

                                                                   15 March 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 14 March 2005 that it had between 8 and 11 March 2005 exercised its discretion and released a total of 1,453,809 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 136,272,096 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

                                                                   21 March 2005

                                  Barclays PLC

      Documents available for inspection at the Document Viewing Facility

Barclays PLC announces that the Annual Report 2004, the Annual Review 2004, the Notice of Annual General Meeting for 2005, the proxy forms for the Annual General Meeting 2005 and the draft rules of the Barclays PLC Performance Share Plan have today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility.

Exhibit No. 7

                                                                  21 March 2005

                               Barclays Bank PLC

       Document available for inspection at the Document Viewing Facility

Barclays Bank PLC announces that the Annual Report 2004 has today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility.

Exhibit No. 8

                      Barclays Bank PLC (the "Issuer")

                US$100,000,000 MarketGrader Account Linked Notes
                       due 10 January 2025 (the "Notes")

                ISIN: XS0210536438       Common Code: 021053643

The Issuer hereby gives notice that pursuant to Condition 20.1 of the Notes the following modification shall be made with effect from 22 March 2005 to the Pricing Supplement in respect of the Notes in order to correct a manifest error.

The existing Clause 8.1 of Schedule 1 to Appendix 3 to the Pricing Supplement in respect of the Notes shall be deleted and shall be replaced by the following new Clause 8.1;

"8.1              The Account Allocation Agent shall arrange for the payment of a fee (the "Fee"), payable in arrears to the Issuer on the third Business Day of each month (each a "Payment Date"), determined as follows:



where:

n = the number of days in the immediately preceding calendar month; and

Valuet = the Net Asset Value as of the close of trading on the last to close of the exchanges upon which stocks comprised in the Index are traded on day t, provided that where day t is not an Exchange Business Day (as defined in paragraph 13) Valuet will be deemed to be the Value determined for the previous day which was an Exchange Business Day.

Yt         =    1.25"

Notice of this modification has been given by the Issuer in accordance with Condition 16.1 of the Notes.

Exhibit No. 9

                                                                  21 March 2005

                                  Barclays PLC

Barclays PLC and Barclays Bank PLC today announce that Dr Jurgen Zech will retire as a non-executive Director of both companies with effect from 28 April 2005.

Exhibit No. 10

                                                                  22 March 2005

         Notification of directors' interests: Companies Act 1985 s.329

1.The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust
  (the "ESAS Trust") notified the Company on 21 March 2005 that it had on 17 March 2005 exercised its discretion and released a total of 227,350 ordinary shares in Barclays PLC. Of these shares, the following were released to directors of Barclays PLC:

  Director    Shares released Shares sold on     Price      Shares   Shares
              to director     behalf of director per share  sold by  retained
                              to meet tax and    (pence)    director by director
                              national insurance
                              liability

  M W Barrett 67,159          27,637             550.74     39,522   0

2.The independent trustee of the Barclays Group (PSP & ESOS) Employees' Benefit
  Trust (the "PSP & ESOS Trust") notified the Company on 21 March 2005 that it had on 14 March 2005 exercised its discretion and released a total of 10,404 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

3.The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust
  (the "PSP & ESOS Supplementary Trust") notified the Company on 21 March 2005 that it had on 14 March 2005 exercised its discretion and released a total of 1,332 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 136,033,010 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 11

                                                                  31 March 2005


         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 30 March 2005 that it had between 21 March 2005 and 24 March 2005 exercised its discretion and released a total of 780,327 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 135,252,683 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.